CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL FORM

This email confirms our receipt of your Notice of Withdrawal rescinding your participation in the Symyx Technologies, Inc. (the “Company”) Offer to Exchange Outstanding Options to Purchase Common Stock, dated August 12, 2008 (the “Offer”), and nullifying your previously submitted Election Form.  Please note that the Notice of Withdrawal completely withdraws you from the Offer and cannot be used to make changes to your previously submitted Election Form.  If you would like to change or withdraw your election with respect to particular options only, you should submit a new Election Form instead.

You may change your mind and re-accept the Offer by completing and delivering a new Election Form at any time prior to 5:00 p.m., U.S. Pacific Time, on September 10, 2008 (the “Expiration Date”), unless the Company decides to extend the expiration of the Offer to a later date.  Election Forms can be found on our intranet website and must be delivered to Global Shares, via email at Symyx@GlobalShares.com or facsimile to Global Shares at (925) 886-8822 before 5:00 p.m., U.S. Pacific Time, on the Expiration Date.

If you cannot use the intranet website or have any questions about the Offer, please contact Jim Vidano at exchangeoffer@symyx.com or Global Shares at Symyx@GlobalShares.com.  Please carefully review the instructions set forth on the Election Form prior to submission.